UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 8, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SINA Corporation

File No. 5-60461 - CF#33227

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Charles Chao and New Wave MMXV Limited submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to a Schedule 13D filed on November 16, 2015 relating to their beneficial ownership of common shares of SINA Corporation.

Based on representations by Charles Chao and New Wave MMXV Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 99.C ....through November 6, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary